

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Robert Klein
Chief Financial Officer
Western Uranium & Vanadium Corp.
330 Bay Street, Suite 1400
Toronto, Ontario
Canada M5H 2S8

> **Re: Western Uranium & Vanadium Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed April 16, 2024**
> **File No. 000-55626**

Dear Robert Klein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation